Report on Annual Meeting of Shareholders

	The Annual Meeting of Shareholders of Virtus Total Return Fund was held on June 2, 2016. The meeting was held for purposes of: electing one (1) nominee to the Board of Trustees ("Proposal 1"); and a proposal submitted by a shareholder, a non-binding vote, recommending that the Board approve and submit to shareholders for a vote a proposal to liquidate the Fund ("Proposal 2").

   The results were as follows:

Proposal 1:
Election of Trustee
                      Votes For     Votes Withheld
Thomas F. Mann       6,336,380      2,891,147
Andrew Dakos         5,769,670        249,540

Proposal 2:
Liquidation (Non-Binding)
            Votes For       Votes Against    Abstain
           6,679,647        5,871,822        2,695,268

      Based on the results with respect to "Proposal 1", Thomas
F. Mann was re-elected as Trustee. The Fund's other Trustees who continue in office are George R, Aylward, Philip R.
McLoughlin, William R. Moyer and James M. Oates.